Exhibit (a)(1)(i)
Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Alternative Fixed-Income Strategies Fund LLC
If you do not want to sell your units of limited liability company interest at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

June 22, 2016
Dear Investor:
We are writing to inform you of important dates related to the tender offer by A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund").  If you are not interested in selling your units of limited liability company interest of the Fund (the "Units") at this time, please disregard this notice and take no action.
Additionally, we wish to note that, effective July 1, 2016, UBS Hedge Fund Solutions LLC (the "Adviser") has agreed to eliminate permanently the 0.30% administration fee it receives from the Fund, and to waive receipt of a portion of the advisory fees it receives from the Fund until at least July 31, 2017, resulting in reduced total fees paid to the Adviser of 1.00% of the Fund's net assets until at least such date.

The tender offer period will begin on June 22, 2016 and end on July 20, 2016, and any Units tendered to the Fund will be valued on September 30, 2016 for purposes of calculating the purchase price of such Units.  The purpose of the tender offer is to provide liquidity to investors of the Fund.  Units can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your Units, simply disregard this notice.  No action is required if you do not wish to redeem at this time.
All requests to tender Units must be received by BNY, either by mail or by fax, in good order, by July 20, 2016.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.    If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.
Sincerely,

A&Q Alternative Fixed-Income Strategies Fund LLC